                                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, D.C. 20549

                                                                 FORM 4

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                     Section 17(a) of the Public Utility Holding Company Act of 1935
                                         or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*       2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
Toulantis,        Marie             J.            barnesandnoble.com inc.    Symbol = bnbn           to Issuer (Check all applicable)
__________________________________________        _____________________________________________     ___ Director      ___ 10% Owner
                                                                                                    _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)     3. IRS Identification     4. Statement for               title below)      below)
  c/o barnesandnoble.com inc.                         Number of Reporting       Month/Year
  76 Ninth Avenue                                 Person, if an Entity      November 2001                President
__________________________________________        (Voluntary)             _____________________________________________________________________
                 (Street)
                                                                          5. If Amendment, Date of  8. Individual or Joint/Group Filing
  New York         New York       10011                                      Original (Month/Year)     (Check applicable line)
__________________________________________                                                              _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                                ___ Form Filed by more than one
                                                                                                            Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership     7. Nature of
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:            Indirect
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Beneficial
                                 Month/        8)                  (A)                  Month               or            Ownership
1.  Title of Security            Day/                               or      Price       (Instr.3         Indirect(I)      (Instr.
    (Instr. 3)                   Year)     Code   V    Amount      (D)                  and 4)           (Instr. 4)       4)
----------------------------- ---------   -----  ---   ------      ---    --------   ------------     -------------    ------------

Class A Common Stock           11/2/01      P          9,000        A      $1.07
Class A Common Stock           11/5/01      P          4,300        A      $1.13
Class A Common Stock           11/5/01      P          4,500        A      $1.15
Class A Common Stock           11/5/01      P            200        A      $1.11           18,000             D

* If this Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.               (Over)

                                                        (Print or Type Response)

                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         (A)          (D)     able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

                                                                          9. Number of    10. Ownership Form
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses:

                                                                                  /s/ Marie J. Toulantis           December 5, 2001
**Intentional misstatements or omissions of facts constitute                      -------------------------------  ----------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                            **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).                                                                Marie J. Toulantis

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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